

February 14, 2011

By facsimile to (425) 451-8568 and U.S. Mail

Mr. Merlyn Kirk
President, Secretary, and Treasurer
GreenChoice International, Inc.
527 18th Avenue NW
Calgary, AB T2M-0T6, Canada

Re: GreenChoice International, Inc.
        Pre-effective Amendment 11 to Registration Statement on Form S-1
        Filed February 9, 2011
        File No. 333-167879

Dear Mr. Kirk:

    We reviewed the filing and have the comment below.

Dilution, page 12

1. We note your response to prior comment one from our letter dated January 20, 2011 and the
    calculations related to the dilution table. In your calculation, net assets are shown as $1,781;
    however, your October 31, 2010 balance sheet shows net assets to be ($3,076). In this regard,
    please revise your calculation and dilution table as appropriate.

Closing

    As appropriate, please amend your registration statement in response to the comment. You
may wish to provide us marked courtesy copies of the filing to expedite our review. Please
furnish a cover letter tagged as correspondence with your amendment that keys your response to
our comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after review of your
amendment and response to our comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosures in
the filing to be certain that the filing includes all information required under the Securities Act of

1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: James B. Parsons, Esq.
        Parsons/Burnett/Bjordahl, LLP
        1850 Skyline Tower
        10900 NE 4th Street
        Bellevue, WA 98004